OSISKO CLOSES $300 MILLION FINANCING OF DEBENTURES

(Montréal, November 3, 2017) Osisko Gold Royalties Ltd (OR:TSX & NYSE) (the "Corporation" or "Osisko") is pleased to announce that it has closed its previously announced "bought deal" offering of convertible senior unsecured debentures of the Corporation (the "Debentures") in an aggregate principal amount of C$300 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of C$184 million aggregate principal amount of Debentures (the "Public Offering") and a private placement offering of C$116 million aggregate principal amount of Debentures (the "Private Offering"), including the exercise in full of the underwriters' option.

The Debentures were sold on a "bought deal" basis through a syndicate of underwriters. Osisko plans to use the net proceeds from the Offering to fund the acquisition of precious metal royalties and streams, working capital and general corporate purposes.

The Debentures bear interest at a rate of 4.00% per annum, payable semi-annually on June 30 and December 31 each year, commencing on June 30, 2018. The Debentures will be convertible at the holder's option into common shares in the capital of the Corporation ("Common Shares") at a conversion price equal to C$22.89 per Common Share (representing a conversion premium of approximately 40% to the reference price of C$16.35 and a conversion rate of 43.6872 Common Shares per C$1,000 principal amount of Debentures). The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures will be listed and posted for trading on the Toronto Stock Exchange under the symbol "OR.DB" at the opening of markets today.

The Debentures issued under the Public Offering were offered by way of a short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the final short form prospectus and documents incorporated therein are available electronically under Osisko's issuer profile on SEDAR at www.sedar.com. All securities issued pursuant to the Private Offering will be subject to a statutory hold period expiring four months and one day from the closing date of the Private Offering.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 32.8% interest in Barkerville Gold Mines Ltd.

Osisko's head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking statements

This press release contains certain forward-looking statements with respect to Osisko. These forward-looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this press release, these forward-looking statements include information about the current expectations of Osisko with respect to the receipt of regulatory approvals, including final approval of the Toronto Stock Exchange and the New York Stock Exchange, the expected use of proceeds of the Offering, and the Corporation's business strategy and financial condition. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the ability and timing of Osisko to obtain regulatory approvals, management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of the Corporation, which is filed with (i) the securities regulatory authorities in Canada and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com, and (ii) the U.S. Securities and Exchange Commission and available electronically under Osisko's issuer profile on EDGAR at www.sec.gov. The forward- looking information set forth herein reflects Osisko's expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact Osisko Gold Royalties Ltd:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com